Via Facsimile and U.S. Mail
Mail Stop 4720

April 12, 2010

John M. Ferrari
Chief Financial Officer and Treasurer
United Therapeutics Corporation
1040 Spring Street
Silver Spring, MD 20910

Re: **United Therapeutics Corporation**
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed February 26, 2010
    File Number: 000-26301

Dear Mr. Ferrari:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. The information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have not yet reviewed the Part III information that is incorporated by reference into your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Item 1. Business

Sales and Marketing, page 13

2. We note that you have filed your distribution agreements with Accredo Health Group, Inc. as exhibits, but that you have not done so for your distribution agreements with CuraScript, Inc. and CVS Caremark. Please file your CuraScript and CVS Caremark distribution agreements as exhibits to your annual report. Alternatively, please explain to us why the Accredo agreements are material, but the CuraScript and CVS Caremark agreements are not.

Manufacturing and Supply, page 20

3. Please file your agreement with Baxter Healthcare Corporation to manufacture Remodulin as an exhibit to this annual report. Alternatively, please provide us with an analysis that explains why this agreement is not material.

4. It is unclear from your disclosure whether you have entered into an agreement with Catalent Pharma Solutions, Inc. to manufacture Tyvaso and/or conduct stability studies on Remodulin. If you have, please file this agreement as an exhibit to your annual report or, alternatively, please explain why you believe this agreement is not material. If you have not, please revise your disclosure to clarify the nature of your arrangement with Catalent and that you have no formal agreement in place that governs this relationship.

Patents and Proprietary Rights, page 18

5. We note your statement that you hold three patents relating to the synthesis and production of treprostinil and additional registered patents with respect to other methods of synthesizing this material. Please revise your disclosure to provide the duration of the first three patents and the duration, jurisdiction and effect of the other patents.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scot Foley at (202) 551-3383, Daniel Greenspan, Special Counsel, at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director